SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 1)*

Graybug Vision, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

38942Q103

(CUSIP Number)

David Clark

Elliot Press

Deerfield Management Company, L.P.

780 Third Avenue, 37th Floor

New York, New York 10017

(212) 551-1600

With a copy to:

Jonathan D. Weiner, Esq.

Mark D. Wood, Esq.

Katten Muchin Rosenman LLP

575 Madison Avenue

New York, New York 10022

(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 13 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 38942Q103	Page 2 of 13 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,713,873 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,713,873 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,713,873 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.17%
14	TYPE OF REPORTING PERSON PN

(1) Comprised of 1,713,873 shares of common stock held by Deerfield Private Design Fund III, L.P.

SCHEDULE 13D

CUSIP No. 38942Q103	Page 3 of 13 Pages

1	NAME OF REPORTING PERSONS Deerfield Private Design Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,713,873
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,713,873
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,713,873
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.17%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 38942Q103	Page 4 of 13 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt HIF, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,713,873 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,713,873 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,713,873 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.17%
14	TYPE OF REPORTING PERSON PN

(2) Comprised of 1,713,873 shares of common stock held by Deerfield Healthcare Innovations Fund, L.P.

SCHEDULE 13D

CUSIP No. 38942Q103	Page 5 of 13 Pages

1	NAME OF REPORTING PERSONS Deerfield Healthcare Innovations Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,713,873
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,713,873
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,713,873
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.17%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 38942Q103	Page 6 of 13 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,853,967 (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,853,967 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,853,967 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.84%
14	TYPE OF REPORTING PERSON PN

(3) Comprised of 1,853,967 shares of common stock held by Deerfield Partners, L.P.

SCHEDULE 13D

CUSIP No. 38942Q103	Page 7 of 13 Pages

1	NAME OF REPORTING PERSONS Deerfield Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,853,967
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,853,967
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,853,967
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.84%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 38942Q103	Page 8 of 13 Pages

1	NAME OF REPORTING PERSONS Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,281,713 (4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,281,713 (4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,281,713 (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.18%
14	TYPE OF REPORTING PERSON PN

(4) Comprised of an aggregate of 5,281,713 shares of common stock held by Deerfield Partners, L.P., Deerfield Healthcare Innovations Fund, L.P. and Deerfield Private Design Fund III, L.P.

SCHEDULE 13D

CUSIP No. 38942Q103	Page 9 of 13 Pages

1	NAME OF REPORTING PERSONS James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,281,713 (5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,281,713 (5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,281,713 (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.18%
14	TYPE OF REPORTING PERSON* IN

(5) Comprised of an aggregate of 5,281,713 shares of common stock held by Deerfield Partners, L.P., Deerfield Healthcare Innovations Fund, L.P. and Deerfield Private Design Fund III, L.P.

SCHEDULE 13D

CUSIP No. 38942Q103	Page 10 of 13 Pages

This Amendment No. 1 (this “Amendment”) to Schedule 13D amends the Schedule 13D filed by (i) Deerfield Mgmt III, L.P. (“Deerfield Mgmt III”), (ii) Deerfield Private Design Fund III, L.P. (“Deerfield Private Design Fund III”), (iii) Deerfield Mgmt, L.P. (“Deerfield Mgmt”), (iv) Deerfield Partners, L.P. (“Deerfield Partners”), (v) Deerfield Mgmt HIF, L.P. (“Deerfield Mgmt HIF”), (vi) Deerfield Healthcare Innovations Fund, L.P. (“Deerfield Healthcare Innovations Fund”), (vii) Deerfield Management Company, L.P. (“Deerfield Management”) and (viii) James E. Flynn, a natural person (“Flynn” and collectively with Deerfield Mgmt III, Deerfield Private Design Fund III, Deerfield Mgmt, Deerfield Partners, Deerfield Mgmt HIF, Deerfield Healthcare Innovations Fund and Deerfield Management, the “Reporting Persons”), with respect to the common stock of Graybug Vision, Inc. (the “Company”). Deerfield Private Design Fund III, Deerfield Healthcare Innovations Fund and Deerfield Partners are collectively referred to herein as the “Funds”).

The purpose of this Amendment is to report a change in the percentage of the Company’s outstanding common stock beneficially owned by the Reporting Persons solely as a result of an increase in the number of shares of the Company’s common stock outstanding.

Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to them in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)

	(1)	Deerfield Mgmt III

		Number of shares:	1,713,873 (comprised of shares held by Deerfield Private Design Fund III)
		Percentage of shares:	8.17%

	(2)	Deerfield Private Design Fund III

		Number of shares:	1,713,873
		Percentage of shares:	8.17%

	(3)	Deerfield Mgmt

		Number of shares:	1,853,967 (comprised of shares held by Deerfield Partners)
		Percentage of shares:	8.84%

	(4)	Deerfield Partners

		Number of shares:	1,853,967
		Percentage of shares:	8.84%

SCHEDULE 13D

CUSIP No. 38942Q103	Page 11 of 13 Pages

(5)	Deerfield Mgmt HIF

	Number of shares:	1,713,873 (comprised of shares held by Deerfield Healthcare Innovations Fund)
	Percentage of shares:	8.17%

(6)	Deerfield Healthcare Innovations Fund

	Number of shares:	1,713,873
	Percentage of shares:	8.17%

(7)	Deerfield Management

	Number of shares:	5,281,713 (comprised of shares held by Deerfield Private Design Fund III, Deerfield Healthcare Innovations Fund and Deerfield Partners)
	Percentage of shares:	25.18%

(8)	Flynn

	Number of shares:	5,281,713 (comprised of shares held by Deerfield Private Design Fund III, Deerfield Healthcare Innovations Fund and Deerfield Partners)
	Percentage of shares:	25.18%

*Percentage beneficial ownership reported herein reflects 20,979,265 shares of common stock outstanding, as disclosed in the Company’s Quarterly Report for the quarterly period ended September 30, 2020 on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 12, 2020.

(b)

	(1)	Deerfield Mgmt III

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 1,713,873
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 1,713,873

	(2)	Deerfield Private Design Fund III

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 1,713,873
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 1,713,873

	(3)	Deerfield Mgmt HIF

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 1,713,873
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 1,713,873

SCHEDULE 13D

CUSIP No. 38942Q103	Page 12 of 13 Pages

(4)	Deerfield Healthcare Innovations Fund

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 1,713,873
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 1,713,873

(5)	Deerfield Mgmt

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 1,853,967
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 1,853,967

(6)	Deerfield Partners

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 1,853,967
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 1,853,967

(7)	Deerfield Management

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 5,281,713
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 5,281,713

(8)	Flynn

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 5,281,713
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 5,281,713

Flynn is the managing member of the general partner of each of Deerfield Mgmt, Deerfield Mgmt III, Deerfield Mgmt HIF and Deerfield Management.  Deerfield Mgmt III is the general partner of Deerfield Private Design Fund III; Deerfield Mgmt HIF is the general partner of Deerfield Healthcare Innovations Fund and Deerfield Mgmt is the general partner of Deerfield Partners. Deerfield Management is the investment manager of the Funds.

(c) No Reporting Person has effected any transactions in the Company’s securities since the filing of the Schedule 13D. The changes in the percentage of common stock beneficially owned by each Reporting Person reflected in this Amendment have resulted solely from an increase in the number of shares of common stock outstanding.

SCHEDULE 13D

CUSIP No. 38942Q103	Page 13 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2020

DEERFIELD MGMT III, L.P.
By: J.E. Flynn Capital III, LLC, General Partner

	By:	/s/ Jonathan Isler
	Name:	Jonathan Isler
	Title:	Attorney-in-Fact

DEERFIELD PRIVATE DESIGN FUND III, L.P.
By: Deerfield Mgmt III, L.P., General Partner
By: J.E. Flynn Capital III, LLC, General Partner

	By:	/s/ Jonathan Isler
	Name:	Jonathan Isler
	Title:	Attorney-in-Fact

DEERFIELD MGMT HIF, L.P.
By: J.E. Flynn Capital HIF, LLC, General Partner

	By:	/s/ Jonathan Isler
Jonathan Isler, Attorney-In-Fact

DEERFIELD HEALTHCARE INNOVATIONS FUND, L.P.
By: Deerfield Mgmt HIF, L.P., General Partner
By: J.E. Flynn Capital HIF, LLC, General Partner

	By:	/s/ Jonathan Isler
Jonathan Isler, Attorney-In-Fact

DEERFIELD PARTNERS, L.P.
By: Deerfield Mgmt, L.P., General Partner
By: J.E. Flynn Capital, LLC, General Partner

	By:	/s/ Jonathan Isler
	Name:	Jonathan Isler
	Title:	Attorney-in-Fact

DEERFIELD MGMT, L.P.
By: J.E. Flynn Capital, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD MANAGEMENT COMPANY, L.P.
By: Flynn Management LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

JAMES E. FLYNN

/s/ Jonathan Isler
Jonathan Isler, Attorney-in-Fact